Exhibit 99.1

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SAES GETTERS REPORTS FOURTH QUARTER RESULTS

(February 14, 2003, Milan – Italy) Saes Getters S.p.A. (Nasdaq: SAESY) today announced that for the fourth quarter ended December 31, 2002, consolidated net sales were €35.5 million compared to €36.2 million in the year-ago period. Consolidated net income was €0.2 million compared to €0.6 million in the year-ago period.

Net income per Ordinary Share and Savings Share was €0.0098 for the fourth quarter of 2002, compared to €0.0249 in the year-ago period.

“Quarterly results basically confirmed the trend of the previous quarters of 2002, showing a continuous growth for the Components Aggregate and, unfortunately, still quite disappointing results for the Equipment Aggregate” said Mr. Paolo della Porta, Chief Executive Officer of the Saes Getters Group. “Particularly, sales of the lighting sector were excellent. On the other hand, semiconductor industry recovery represents a necessary condition to exploit the previously announced restructurings. Further actions are ongoing to better control costs and recover profitability” Mr. della Porta added. “Until geopolitical instability and uncertainties continue to hinder a more sustained economic recovery, we are forced to maintain a cautious stance regarding future forecasts”.

Today the Board of Directors updated the Company’s Code of Conduct in light of the revisions made by Borsa Italiana S.p.A. to the Code of Conduct for Italian listed companies in July 2002. The main changes refer to the annual Board assessment on directors’ independence, a definition of internal control more in line with international standards and the provision according to which the majority of the Audit Committee shall be independent. In addition the Code of Conduct sets some general criteria for the identification and approval of the so called significant transactions, including related parties ones.

The Board of Directors approved also some minor amendments, mainly formal, to the Internal Dealing Code, previously approved on December 19, 2002. Among other changes, it is worth pointing out the introduction of notification duties on stock options or options rights exercise, if and when adopted by the Company.

The revised copy of the Internal Dealing Code will be sent to Borsa Italiana S.p.A. and will be posted on the website of the Company (www.saesgetters.com), together with a copy of the Code of Conduct.

The Board of Directors, on the basis of the information provided by the concerned individuals, confirmed that the three independent directors qualified as such up to date, are still independent pursuant to the Code of Conduct.

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Components Aggregate

Consolidated revenues of the Components Aggregate increased by 10.2% to €25.5 million in the fourth quarter of 2002.

In particular, net sales of the Display Devices Business Area grew by 4.5% to €14.4 million compared to €13.8 million in the same period one year-ago. The increase, net of exchange rate effect, was 8.8% thanks to the growth of the cathode ray tube market. The negative exchange rate effect (-4.3%) was mainly due to the depreciation of the US dollar against euro.

Revenues of the Light Sources Business Area were €7.3 million in the fourth quarter 2002, reflecting an increase of 38.8% compared to the same period in 2001. The rise was mainly due to a stronger demand of mercury dispensers for cold cathode lamps used as back-lighting of liquid crystal displays.

Revenues from the Electronic Devices & Flat Panels Business Area were €2.8 million, basically stable if compared with the same period of 2001.

Net sales of the Vacuum Systems & Thermal Insulation Business Area decreased by 17% to €1.1 million, compared to €1.3 million in the same period of the previous year. It is worth mentioning that sales of the last quarter of 2001 included a one-time order of getter pumps for an applied research project.

Gross profit for the Components Aggregate increased to €14.5 million in the fourth quarter of 2002 from €12.3 million in the same period of 2001.

Operating income for the Components Aggregate grew to €7.5 million in the fourth quarter of 2002 from €5.7 million in the corresponding quarter of 2001, thanks to increased sales and a more favorable sales mix.

Equipment Aggregate

Consolidated revenues of the Equipment Aggregate were €9.9 million in the fourth quarter of 2002 compared to €13 million in the year-ago period, reflecting a decrease of 24%.

Net sales of the Pure Gas Technologies Business Area were €4.2 million in the fourth quarter of 2002, reflecting a decrease by 30.2% compared to €6 million in the same period of 2001. The persistence of the semiconductor market downturn and the consequent shrinkage in the investment activity, particularly in the construction of new fabs, negatively affected Group’s sales.

Revenues of the Analytical Technologies Business Area decreased by 52.9% to €2 million in the fourth quarter of 2002 compared to €4.2 million in the correspondent period of 2001. The decline in sales was due to the semiconductor market downturn.

Net sales of the Facilities Technologies Business Area increased by 32.8% to €3.7 million from €2.8 million in the year-ago period. The increase was due to a portion of sales in new industries, not included in the correspondent period of 2001.

Gross profit for the Equipment Aggregate was €0.7 million in the fourth quarter of 2002 compared to €4.5 million in the corresponding period of 2001.

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Operating loss for the Equipment Aggregate in the fourth quarter of 2002 was €5.4 million, compared to an operating loss of €4.1 million in the year-ago period. The drop was mainly due to the decrease in sales. It is worth mentioning that one-time costs, amounting to approximately €0.7 million, have been charged in the period. Such costs were related to the rationalization of the international sales and customer service structure, announced on October 29, 2002.

Consolidated gross profit was €15.3 million in the fourth quarter 2002, compared to €16.8 million in the same quarter of 2001.

Total operating expenses, including one-time costs previously mentioned, were €13.2 million compared to €15.1 million in the fourth quarter of 2001. Such reduction was also due to the previously announced restructuring plans.

Consolidated operating income increased to €2.1 million in the three months ended December 31, 2002 from €1.7 million in the year-ago period. The R.O.S. (Return on Sales) ratio grew to 5.8% in the fourth period of 2002 from 4.6% in the same quarter of 2001.

Income taxes were €1.8 million in the three months ended December 31, 2002, compared to income tax benefit equal to €3.5 million in the three months ended December 31, 2001. It is worth pointing out that a valuation allowance against net deferred tax assets has been recorded in the period, as it cannot be considered more likely than not that the deferred tax assets will be realized.

The Group’s net financial position increased to €55.3 million as of December 31, 2002, from €50.6 million as of September 30, 2002, thanks to increased cash provided by operating activities.

Year 2002

Consolidated net sales in 2002 were €141.2 million, compared to €160.2 million in 2001.

Consolidated net income was €6.5 million in 2002, as compared to €14.1 million in the previous year.

Net income per Ordinary Share and Savings Share was €0.2708 and €0.2864 respectively, compared to €0.593 and €0.6086 for the corresponding period of 2001.

The gross margin was 43.5% of net sales in 2002, compared to 46.6% in 2001.

The R.O.S. ratio in 2002 was 7.1% compared to 10.6% in the year-ago period.

In January 2003 the Group entered into foreign exchange contracts to partially hedge its foreign exchange risk against US dollar and Japanese yen.

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SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.

In May 1996, SAES Getters became the first Italian company to be listed on the Nasdaq Stock Market. The Company’s ADRs trade under the symbol “SAESY”.

For more information, visit the Company’s website at http://www.saesgetters.com.

For more information, please contact

Giuseppe Rolando	Gianna La Rana
SAES Getters S.p.A.	SAES Getters S.p.A.
Group Chief Financial Officer	Investor Relations Manager
Tel +39 02 93178 203	Tel +39 02 93178 273
Fax +39 02 93178 250	Fax +39 02 93178 370
E-mail: giuseppe_rolando@saes-group.com	E-mail: gianna_la_rana@saes-group.com

Forward-Looking Statements

This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company’s ability to introduce new products at planned costs and on planned schedules, the Company’s ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Saes Getters S.p.A. and Subsidiaries – Unaudited Consolidated Net Sales per Business Area

Thousands of Euro (except %)
Business Area	2002 4th qr.	2001 4th qr.	total difference (%)	price qty effect (%)	exchange rate effect (%)

Display Devices	14,386	13,765	4.5%	8.8%	–4.3%
Light Sources	7,275	5,243	38.8%	44.3%	–5.5%
Electronic Devices & Flat Panels	2,768	2,828	–2.1%	1.8%	–3.9%
Vacuum Systems & Thermal Insulation	1,115	1,343	–17.0%	–11.5%	–5.5%

Subtotal Components	25,544	23,179	10.2%	14.9%	–4.7%

Pure Gas Technologies	4,216	6,043	–30.2%	–24.4%	–5.8%
Analytical Technologies	1,962	4,169	–52.9%	–47.6%	–5.3%
Facilities Technologies	3,693	2,781	32.8%	38.0%	–5.2%

Subtotal Equipment	9,871	12,993	–24.0%	–18.5%	–5.5%

Other	62	75	–17.3%	–17.3%	0.0%

Total Net Sales	35,477	36,247	–2.1%	2.8%	–4.9%

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Index:

Display Devices	Barium getters for cathode ray tubes

Light Sources	Products used in discharge lamps and fluorescent lamps

Electronic Devices & Flat Panels	Getters and metal dispensers for electron vacuum devices and flat panel displays

Vacuum Systems & Thermal Insulation	Pumps for vacuum systems and getters for thermal insulated devices

Pure Gas Technologies	Gas purifier systems for semiconductor industry and other industries

Analytical Technologies	Trace gas analyzers for semiconductor and other industries

Facilities Technologies	Quality assurance, quality control and material inspection of the gas distribution system in semiconductor industry and other industries

Saes Getters S.p.A. and Subsidiaries – Unaudited Consolidated Net Sales by Geographic Location of Customer

Thousands of Euro
	2002 4th qr.	2001 4th qr.

Italy	284	1,183

Other EU	5,013	5,918

Other European countries	847	665

North America	8,531	7,810

Japan	7,082	4,915

Asia (excluding Japan)	13,169	15,246

Rest of the World	551	510

Total Net Sales	35,477	36,247

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Saes Getters S.p.A. and Subsidiaries – Consolidated Income Statement

Thousands of Euro
Three months ended December 31	2002 (Unaudited)	2001 (Unaudited)

Total net sales	35,477	36,247

Cost of sales	20,194	19,466

Gross profit	15,283	16,781

R & D expenses	3,732	3,204
Selling expenses	5,761	6,067
G&A expenses	3,739	5,834
Total operating expenses	13,232	15,105

Operating income	2,051	1,676

Interest and other financial income, net	432	531
Foreign exchange gains (losses), net	(194)	102
Other income (expenses), net	(255)	(5,239)

Income before taxes	2,034	(2,930)

Income taxes	1,807	(3,514)

Net income	227	584

Thousands of Euro
Nine months ended December 31	2002 (Unaudited)	2001

Total net sales	141,208	160,169

Cost of sales	79,752	85,594

Gross profit	61,456	74,575

R & D expenses	13,612	12,302
Selling expenses	20,590	23,088
G&A expenses	17,225	22,227
Total operating expenses	51,427	57,617

Operating income	10,029	16,958

Interest and other financial income, net	1,425	1,653
Foreign exchange gains (losses), net	292	2,683
Other income (expenses), net	(651)	(4,930)

Income before taxes	11,095	16,364

Income taxes	4,631	2,278

Net income	6,464	14,086

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Saes Getters S.p.A. and Subsidiaries – Unaudited Consolidated Income per Share

Euro
	2002 4th qr.	2001 4th qr.

Net Income per Ordinary Share	0.0098	0.0249
Net Income per Savings Share	0.0098	0.0249

Saes Getters S.p.A. and Subsidiaries – Consolidated Balance Sheets

Thousands of Euro
	Dec 31, 2002 (Unaudited)	Dec 31, 2001

Current assets*	153,718	161,685
Property, plant and equipment, net	67,141	67,756
Intangible assets, net	13,325	17,114
Investments and other financial assets	1,104	1,587

Total Assets	235,288	248,142

Current liabilities	53,461	58,389
Long-term liabilities	11,365	12,293
Shareholders’ equity	170,462	177,460

Total Liabilities and Shareholders’ Equity	235,288	248,142

*	Including non-current deferred tax assets

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Saes Getters S.p.A. and Subsidiaries – Consolidated Net Financial Position

Thousands of Euro
	Dec 31, 2002 (Unaudited)	Sep 30, 2002 (Unaudited)	Dec 31, 2001

Financial assets
Cash and banks	78,759	76,069	70,546
Short term investments	5,261	4,787	10,457
Total current assets	84,020	80,856	81,003
Total long term assets	0	0	0

Total financial assets	84,020	80,856	81,003

Financial liabilities
Bank overdraft	26,176	27,351	30,617
Current portion of long term debt	1,218	1,577	914
Total current liabilities	27,394	28,928	31,531
Long term debt, net of current portion	1,336	1,330	2,666
Total long term liabilities	1,336	1,330	2,666

Total financial liabilities	28,730	30,258	34,197

Net financial position	55,290	50,598	46,806